

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

<u>Via E-Mail</u>
J. Nick Riehle
Vice President, Administration and Chief Financial Officer
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way
Suite 200
Charlotte, NC 28277

       Re: Chelsea Therapeutics International, Ltd.
               Form 10-K
               Filed March 7, 2013
               File No. 000-51462

Dear Mr. Riehle:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director